Douglas W. Densmore (540) 983-9399 doug_densmore@gentrylocke.com	Facsimile 540·983·9400 Post Office Box 40013 Roanoke, Virginia 24022-0013

June 9, 2009

Mark Webb, Esq.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	HomeTown Bankshares Corporation
Revisions to Amendment No. 2 to Registration Statement on Form S-4
Filed May 15, 2009
File No. 333-158525

Dear Mr. Webb:

In your letter dated June 4, 2009 to Susan K. Still, President and Chief Executive Officer of HomeTown Bankshares Corporation (the “Company”), you provided post-review comments to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in File No. 333-158525.

As counsel for the Company, we write in response to your letter and address your June 4 letter using the same paragraph numbering. We have made revisions to the S-4 and filed an Amendment No. 3.

Where possible, we have included in this letter an explanation of our revisions. Otherwise, we have only stated in this letter that revisions were made in Amendment No. 3 of the Registration Statement.

General

1. On page 57, we have unbundled the change to the Company’s Articles of Incorporation which would allow issuance of up to 5,000,000 shares of Preferred Stock. We have also made this change to the revised Form of Proxy filed as Exhibit 99.

Prospectus Cover Page

2. We have created an additional page (outside cover page) and included the information required under Item 501(b)(2) of Regulation S-K.

10 Franklin Road SE, Suite 800 ❖ Roanoke, VA 24011 ❖ Toll Free: 866-983-0866

www.gentrylocke.com

June 9, 2009

Pro Forma Financial Information of the Effect of TARP Funds

3. On page 6, we have disclosed how the Bank presently expects to use the TARP funds on a pro forma basis for the required periods that would be transferred to it by the Company.

4. Beginning on page 6, we have included Pro Forma Financials as required by Article 11 of Regulation S-X, reflecting the effect of the TARP funds. The Pro Forma Financials and notes thereto reflect the effect of the receipt of the TARP funds on the net interest margin, net income and earnings per share (basic and diluted) as well as the assumption made regarding the use of the TARP funds and other relevant assumptions.

Obligations Related to the Company’s Participation in TARP, page 7

5. We have disclosed on page 6 that although the Treasury Department accepted the Company’s application to participate in the Capital Purchase Program it was not required to do so and that the estimated proceeds of the Company’s proposed sale of securities to the Treasury Department are not guaranteed.

6. Because the Company is participating in the private financial institution program (and would be issuing on preferred shares and warrants for preferred shares), we do not believe that the Company’s acceptance of the TARP funds would dilute the interest of existing common stockholders and have disclosed such on page 12. We disclosed that if the Company accepts TARP funds and fails to pay dividends on the preferred shares, the Company may be required to expand the Board of Directors to accommodate two Treasury Department appointments.

Forward Looking Statements, page 9

7. While we understand that this filing is an initial public offering, we believe that it should alert investors that the Registration Statement contains forward looking statements. We removed reference to statutory cites, but have retained the section entitled “Forward Looking Statements” in the Registration Statement.

Quorum, Required Vote, page 44

8. Beginning on page 49, we have discussed the treatment and effect of abstentions and broker non-votes in the calculation of all votes.

June 9, 2009

Tax Consequences of the Reorganization, page 50

9. On page 55, we have revised this section to clarify that it is based on an opinion by Gentry Locke Rakes & Moore, LLP that has already been delivered to the Company and to the Bank.

Employment Agreements, page 63

10. On page 69, we have revised this section to disclose the material terms of the Employment Agreements for the named executives, specifically the provisions dealing with payments to each named executive at or in connection with termination with cause or without cause.

Market Price of HomeTown Bank’s Common Stock and Dividends, page 67

11. On page 73, we have revised this section to provide the Bank’s common stock price information as of June 2, 2009, the latest practicable date.

Annual Report to Stockholders of HomeTown Bank Incorporated by Reference, page 68

12. We have deleted this section.

Restrictions on Acquisition of the Holding Company, page 71

13. On page 77, we have revised this section to indicate that a special meeting of the Company may be called by the Chairman, the President, a majority of the Board or by holders of twenty percent (20%) of the outstanding shares of the Company.

Information Incorporated by Reference, page 101

14. We deleted this section.

Legal Matters, page 104

15. On page 109, we revised this section to clarify that Gentry Locke Rakes & Moore has opined on the validity of the stock and on certain tax matters.

Exhibits

Exhibit 8

16. We revised the tax opinion by removing the disclaimer of responsibility paragraphs.

June 9, 2009

17. In the tax opinion, we provided a consent to the Prospectus discussion of the opinion, reproduction of the opinion as an exhibit, and to being named in the Registration Statement.

We appreciate your continued assistance in review of the Company’s Registration Statement. We would appreciate it if you would review the most recent changes contained in Amendment No. 3 so that the Bank can finalize and print the Proxy Statement/Prospectus for printing to the Bank stockholders as soon as possible. Please contact me if you have any further questions.

Sincerely,

GENTRY LOCKE RAKES & MOORE, LLP

/s/ Douglas W. Densmore
Douglas W. Densmore

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